Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262105

PROSPECTUS SUPPLEMENT NO. 10

(to Prospectus dated April 21, 2022)

BuzzFeed, Inc.
112,304,633 Shares of Class A Common Stock
15,637,500 Shares of Class A Common Stock Underlying Convertible Notes
292,500 Warrants to Purchase Shares of Class A Common Stock
9,875,833 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement supplements the prospectus dated April 21, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1, as amended (No. 333-262105). This prospectus supplement is being filed to reflect the transfer of an aggregate of 1,991,946 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), and 86,332 warrants to purchase Class A common stock (the “warrants”) by 200 Park Avenue Partners, LLC, a Delaware limited liability company (the “Sponsor”), to A Series Investments, LLC, Greg Coleman, Scott Flanders and Adam Rothstein.

The following line items and related footnotes to the tables appearing under the caption “Selling Securityholders” beginning on page 97 of the Prospectus are hereby amended or added as follows:

	Shares Beneficially Owned Prior to this Offering			Shares of Class A	Shares Beneficially Owned After this Offering
Name(1)	Class A Common Stock	Class B Common Stock	Class C Common Stock	Common Stock Registered for Sale in this Offering	Class A Common Stock	Class B Common Stock	Class C Common Stock
200 Park Avenue Partners, LLC(2)	619,505	—	—	619,505	—	—	—
Greg Coleman(16)	2,685,009	—	—	2,514,086	170,923	—	—
Scott Flanders(18)	999,023	—	—	999,023	—	—	—
A Series Investments, LLC(29)	86,182	—	—	2,250	83,932	—	—
Adam Rothstein(30)	1,679,476	—	—	1,433,757	245,719	—	—

Name	Number of Warrants Beneficially Held Prior to this Offering	Number of Warrants Registered for Sale Hereby	Number of Warrants Beneficially Owned After this Offering
200 Park Avenue Partners, LLC(2)	—	—	—
Greg Coleman(16)	7,667	7,667	—
Scott Flanders(18)	15,000	15,000	—
Adam Rothstein(30)	63,665	63,665	—

______________________

(2)	For purposes of the first table, shares registered for sale hereby consist of 619,505 Founder Shares. The Sponsor is controlled by Scott Flanders, as manager, and therefore Mr. Flanders has voting and dispositive power over the Founder Shares held by the Sponsor and may be deemed to beneficially own such shares. The Voting Agreement provides that the Voting Agreement Parties, which includes Jonah Peretti and certain of his affiliates, shall vote all shares of common stock beneficially held by such Voting Agreement Parties in favor of the election to the Board of certain individuals designated by the Sponsor and, as a result, the Sponsor is deemed to share beneficial ownership of Jonah Peretti’s shares of common stock. The mailing address of the Sponsor is P.O. Box 7859, Avon, Colorado 81620.

(16)

Shares beneficially owned before the offering reflect (1) 613,520 shares of Class A common stock owned directly, (2) 193,882 shares of Class A common stock owned by certain trusts (collectively, the “Trusts”), including 13,089 shares of Class A common stock directly held by The Eloise Marie Coleman 2016 Trust, 51,722 shares of Class A common stock directly held by The Benjamin Coleman 2000 Trust, 51,722 shares of Class A common stock directly held by The Stephen Coleman 2000 Trust, 13,089 shares of Class A common stock directly held by The Audrey Amelia Coleman 2014 Trust, 51,722 shares of Class A common stock directly held by The Melissa Coleman 2000 Trust, and 12,538 shares of Class A common stock directly held by The Coleman 2014 Family Trust, (3) options to purchase 1,594,854 shares of Class A common stock, (4) 275,086 shares of Class A common stock received in a distribution from 200 Park Avenue Partners, LLC and (5) 7,667 shares of Class A common stock issuable upon the exercise of warrants received in a distribution from 200 Park Avenue Partners, LLC. With respect to shares held by the trusts, Mr. Coleman’s brother serves as trustee of each of the Trusts and Mr. Coleman disclaims beneficial ownership of the shares held of record by each of the Trusts except to the extent of his pecuniary interest therein.

(18)	Shares beneficially owned before the offering reflect (1) 20,000 Founder Shares held by Scott Flanders, (2) the 619,505 Founder Shares held by the Sponsor identified in footnote (2) above, (3) 344,518 shares of Class A common stock received in a distribution from 200 Park Avenue Partners, LLC, and (4) 15,000 shares of Class A common stock issuable upon the exercise of 15,000 warrants received in a distribution from 200 Park Avenue Partners, LLC. The Sponsor is controlled by Mr. Flanders, as manager, and therefore Mr. Flanders has voting and dispositive power over the Founder Shares held by the Sponsor and may be deemed to beneficially own such shares. The mailing address of the Sponsor is P.O. Box 7859, Avon, Colorado 81620.

(29)	Shares beneficially owned before the offering reflects 83,932 shares of Class A common stock owned directly and 2,250 shares of Class A common stock received in a distribution from 200 Park Avenue Partners, LLC. Angela Acharia is the Founder and Chief Executive Officer of A Series Investments, LLC.

(30)	Shares beneficially owned before the offering reflect (1) 245,719 shares of Class A common stock owned directly, (2) 1,370,092 shares of Class A common stock received in a distribution from 200 Park Avenue Partners, LLC and (3) 63,665 shares of Class A common stock issuable upon the exercise of warrants received in a distribution from 200 Park Avenue Partners, LLC.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

References in the Prospectus to the “Selling Securityholders” shall hereafter refer to the Selling Securityholders named in the tables of selling securityholders beginning on page 97 of the Prospectus, as amended by any amendments or supplements thereto, including this prospectus supplement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 28, 2023